Exhibit 32


CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)


In connection with the Quarterly Report on Form 10-Q of Southern Star Central Corp. (the Company), a Delaware corporation, for the period ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the Report), each of the undersigned, Christopher H. Lee, Chief Executive Officer of the Company, and Michael J. Walsh, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used or relied upon for any other purpose.

Signature	Title	Date
By: /s/ Christopher H. Lee Christopher H. Lee	Chief Executive Officer	August 8, 2005
By: /s/ Michael J. Walsh Michael J. Walsh	Chief Financial Officer	August 8, 2005

A signed original of this written statement required by Section 906 has been provided to Southern Star Central Corp. and will be retained by Southern Star Central Corp. and furnished to the Securities and Exchange Commission or staff upon request.